SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Esperanza Resources Corp.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

29664V107

(CUSIP Number)

Matthew Howorth

Alamos Gold Inc.

130 Adelaide Street West, Suite 2200

Toronto, Ontario, Canada M5H 3P5

Telephone: (416) 368-9932

Copy to:

Torys LLP

79 Wellington Street West, 30th Floor

Box 270, TD Centre

Toronto, Ontario, Canada

M5K 1N2

Attention: Kevin Morris

Telephone: 416-865-0040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

SCHEDULE 13D

CUSIP No. 29664V107	Page 2 of 9 Pages

1	Names of Reporting Persons ALAMOS GOLD INC.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization BRITISH COLUMBIA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,296,868*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,296,868*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,296,868*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.2%**
14	Type of Reporting Person CO

*	Beneficial ownership of the common shares referred to herein is being reported hereunder solely because 0975064 B.C. LTD. (“Subco”), a wholly-owned subsidiary of Alamos Gold Inc. (“Alamos”), may be deemed to have beneficial ownership as a result of voting and support agreements (described further in Items 3 and 4 of this Statement on Schedule 13D (this “Schedule 13D”)) entered into between Subco and each of Esperanza Resources Corp.’s (“Esperanza”) officers and directors and the irrevocable proxies associated therewith with respect to 8,296,868 common shares of Esperanza. The filing of this Schedule 13D shall not be construed as an admission that Alamos or Subco is, for purposes of Section 13(d) of the Securities Act of 1933, as amended, or for any other purpose, the beneficial owner of any such shares of Esperanza, and such beneficial ownership is expressly disclaimed.
**	Based upon 100,784,321 common shares of Esperanza issued and outstanding on a fully-diluted basis as of July 10, 2013 as represented by Esperanza in the Arrangement Agreement (as defined below).

1.	Security and Issuer.

The title and class of equity security to which this Statement on Schedule 13D (this “Schedule 13D”) relates is the common shares, without par value (the “Common Shares”), of Esperanza Resources Corp. (“Esperanza”), a British Columbia corporation. The principal executive offices of Esperanza are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

Unless otherwise indicated, all references to “$”, “Cdn$” or “dollars” in this Schedule 13D are to Canadian dollars.

2.	Identity and Background.

(a)	This Schedule 13D is being filed by Alamos Gold Inc. (“Alamos”), a British Columbia corporation.

Schedule I hereto sets forth a list of all the directors and executive officers of Alamos (the “Scheduled Persons”) and their respective principal occupations and addresses.

(b)	The principal business address of Alamos is 130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5.

(c)	The principal business of Alamos is to own and operate gold mines in Mexico and Turkey.

(d)-(e) During the last five years, neither Alamos nor to Alamos’ knowledge, any of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Set forth on Schedule I hereto are the citizenships of the Scheduled Persons.

3.	Source and Amount of Funds or Other Consideration.

On July 12, 2013, Alamos, 0975064 B.C. LTD. (“Subco”), a wholly-owned subsidiary of Alamos, and Esperanza entered into an arrangement agreement (the “Arrangement Agreement”). Pursuant to the terms of the Arrangement Agreement, and subject to the conditions thereof, (i) Subco will acquire all of the outstanding Common Shares for $0.85 in cash and 0.0625 of a warrant to purchase common shares of Alamos (the “Alamos Warrants”) per Common Share; (ii) each outstanding option to purchase Common Shares governed by the stock option plan of Esperanza dated June 12, 2012 (the “Stock Option Plan”) with an exercise price of less than $0.85 per Common Share (an “In the Money Option”) shall be cancelled in exchange for (x) a cash amount equal to the amount by which $0.85 exceeds the applicable exercise price per Common Share of such In the Money Option and (y) 0.0625 Alamos Warrants; (iii) each outstanding option to purchase Common Shares governed the Stock Option Plan with an exercise price of $0.85 or greater per Common Share shall be cancelled; (iv) each outstanding warrant to purchase Common Shares issued under the warrant indenture as of May 24, 2012 between Esperanza and Computershare Trust Company of Canada, as warrant agent, shall be exchanged for 0.15 Alamos Warrants; and (v) each outstanding restricted share unit granted under the Esperanza restricted share unit plan effective May 11, 2012 shall be redeemed for the equivalent number of Common Shares and purchased by Subco pursuant to (i) above (collectively, the “Arrangement”).

Concurrently with the execution and delivery of the Arrangement Agreement, and as a condition and inducement to the willingness of Alamos and Subco to enter into the Arrangement Agreement, each of Esperanza’s officers and directors has entered into a separate voting and support agreement (each, a “Voting Agreement” and, collectively, the “Voting Agreements”) covering an aggregate of 8,296,868 Common Shares legally or beneficially held by such signatories. Pursuant to the Voting Agreements, each signatory has agreed, among other things, (i) to vote his or her Common Shares in favor of the Arrangement and against any proposal made in opposition to or in competition with the Arrangement (a “Competing Transaction”), (ii) not to transfer any of his or her Common Shares without the prior written consent of Subco, (iii) not to grant any proxy or enter into any voting trust with respect to the Common Shares, (iv) not to exercise any rights of dissent or appraisal with respect to the Arrangement, and (v) not to solicit, knowingly facilitate, initiate or encourage a Competing Transaction. The Voting Agreements provide that they will terminate upon the earlier of (i) the termination of the Arrangement Agreement; (ii) the withdrawal, qualification, modification or change of the recommendation of the board of directors of Esperanza to its securityholders in respect of the Arrangement in a manner which is adverse to the Arrangement; or (iii) the effective time of the Arrangement.

During the term of the Voting Agreements, each signatory thereto has also granted an irrevocable proxy to vote each signatory’s Common Shares in favor of the Arrangement.

Neither Alamos nor Subco paid any additional consideration to the signatories of the Voting Agreements (or their respective affiliates) to induce such signatories to enter into the Voting Agreements.

The foregoing description of the Arrangement Agreement and the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the Arrangement Agreement and the form of Voting Agreement, copies of which are filed as exhibits to this Schedule 13D. These agreements are incorporated by reference into this Schedule 13D where such references and descriptions appear.

4.	Purpose of Transaction.

(a)-(b)

See Item 3.

(c)

Not applicable.

(d)

See Item 3.

(e)-(f)

Other than as a result of the Arrangement, not applicable.

(g)

Not applicable.

(h)-(i)

Following the Arrangement, Alamos intends to deregister the Common Shares under the Securities Exchange Act of 1934, as amended.

(j)

Other than as described above, neither Alamos nor Subco currently has any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(j) of this Schedule 13D (although Alamos reserves the right to develop such plans).

See Item 3 and Item 5.

5.	Interest in Securities of the Issuer.

(a)-(b)	The following disclosure assumes that, as of July 10, 2013 and as represented by Esperanza in the Arrangement Agreement, there were 100,784,321 Common Shares issued and outstanding on a fully-diluted basis. As of the date hereof and by virtue of the Voting Agreements, each of Alamos and Subco may be deemed to share with the signatories of the Voting Agreements the power to vote and dispose of such signatories’ 8,296,868 Common Shares, which represent approximately 8.2% of the issued and outstanding Common Shares on a fully-diluted basis, with respect to those matters described in the Voting Agreements. As of the date hereof, neither Alamos nor Subco owns any Common Shares. Except as described in Item 4 of this Schedule 13D, neither Alamos nor Subco is entitled to any rights as a shareholder of Esperanza in respect of the Common Shares held by the signatories of the Voting Agreements.

(c)	Except as described in Item 3, neither Alamos nor Subco has effected any other transactions in Common Shares during the past 60 days. To the knowledge of Alamos, none of the Schedule Persons has effected any transactions in Common Shares during the past 60 days.

(d)	Except as otherwise set forth herein, no person is known to Alamos to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Shares.

(e)	Not applicable.

6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3, Item 4 and Item 5.

7.	Material to be Filed as Exhibits.

Exhibit 1	Arrangement Agreement, dated July 12, 2013, among 0975064 B.C. LTD., Alamos Gold Inc. and Esperanza Resources Corp.

Exhibit 2	Form of Voting and Support Agreement, dated July 12, 2013, between 0975064 B.C. LTD. and each of the directors and officers of Esperanza Resources Corp.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2013

ALAMOS GOLD INC.

By:	/s/ Matthew Howorth
Name: Matthew Howorth
Title: Vice-President, Legal

SCHEDULE I

Alamos Gold Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship

John A. McCluskey, President, Chief Executive Officer and Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Executive Officer and President of Alamos Gold Inc.	Canada

Mark Wayne, Chairman, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Financial Officer and a Director of Regulus Resources Inc.	Canada

Kenneth Stowe, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Director of Hudbay Minerals Inc.	Canada

Anthony Garson, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Director of Argex Mining Inc.	Canada

David Gower, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	President of Brazil Potash Corporation and Chairman of Castillian Resources Corporation	Canada

Paul Murphy, Director	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Financial Officer and Executive Vice President of Guyana Goldfields	Canada

James R. Porter, Chief Financial Officer	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Chief Financial Officer of Alamos Gold Inc.	Canada

Manley R. Guarducci, Chief Operating Officer	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President and Chief Operating Officer of Alamos Gold Inc.	Canada

Charles Tarnocai, Vice- President, Corporate Development	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Corporate Development of Alamos Gold Inc.	Canada

Matthew Howorth, Vice- President, Legal and Corporate Secretary	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Legal and Corporate Secretary of Alamos Gold Inc.	Canada

Gregory Fisher, Vice- President, Finance	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Finance of Alamos Gold Inc.	Canada

Bayduhan Ilhan, Vice- President, Projects	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Projects of Alamos Gold Inc.	United States

Andrew Cormier, Vice President, Construction and Development	130 Adelaide Street West, Suite 2200, Toronto, Ontario Canada M5H 3P5	Vice President, Construction and Development of Alamos Gold Inc.	Canada

Jason Dunning, Vice President, Exploration	130 Adelaide Street West, Suite 2200, Toronto, Ontario Canada M5H 3P5	Vice President, Exploration of Alamos Gold Inc.	Canada

Christine Barwell, Vice- President, Human Resources	130 Adelaide Street West, Suite 2200, Toronto, Ontario, Canada M5H 3P5	Vice-President, Human Resources of Alamos Gold Inc.	Canada